UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

EXCERPT FROM THE MINUTES OF THE 299th MEETING OF THE BOARD OF DIRECTORS

HELD ON AUGUST 3, 2016

1. DATE, TIME AND VENUE: At 9:00 a.m. on August 3, 2016, at the registered office of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, nº 1510, 14º andar, conjunto 142 in the city and state of São Paulo.

2. CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia.

3. ATTENDANCE:  All the members of the Board of Directors (“Board”), with the written vote of Mr. Francisco Caprino Neto cast in advance, pursuant to Paragraph 7, Article 17 of the Company’s Bylaws. The meeting was also attended by the Chief Executive Officer and, during part of it, by the Executive Vice-Presidents, William Bezerra Cavalcanti Filho, Chairman of the Fiscal Council; Marcelo Magalhães Fernandes and Christian Canezin, representing Deloitte Touche Tohmatsu Auditores Independentes; Sérgio Luiz Felice, Accounting Director; Leandro Cappa, Investor Relations Officer; and Hélio Ito, Manager of the Internal Audit Advisory; the justified absence of the Chief Businesses Development Officer was also recorded.

4. PRESIDING BOARD: Chairman – Murilo Cesar L. S. Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda was waived as all those present were aware of its contents. The directors also resolved that these minutes be drawn up in summary form, with the right to submit opinions and dissensions, which will be filed at the headquarters of the Company, and the publication of these minutes as an extract without the signatures of the directors.

After examining and discussing the items on the Agenda, the directors resolved as follows:

(i) Take cognizance of the matters examined by the Board's Committees and Advisory Commissions during July and August;

(ii) Take cognizance and discuss the Company’s priorities;

(iii) Approve the minutes of the 297th and 298th meetings of the Board held on June 29 and July 6, 2016, respectively;

(iv) Discuss and approve, by unanimous vote, pursuant to Article 17, items (b) and (o) of the Bylaws of CPFL Energia and pursuant to Resolution 2016091-E of the Board of Executive Officers, in the capacity of controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), the limits of the directional position related to energy purchase and sale operations contracted by the Commercialization Companies of the CPFL group;

(v) Discuss and approve, by unanimous vote, pursuant to Article 17, items (b) and (o) of the Bylaws of CPFL Energia and pursuant to Resolution 2016082-E of the Board of Executive Officers, in the capacity of controlling shareholder of CPFL Geração de Energia S.A. (“CPFL Geração"), to revoke the methodology for calculation of the limit of the “Combined Market Risk of CPFL Geração”, in accordance with item 8 of the Company’s Risk Management Policy, and the monitoring thereof through the risk matrix;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

(vi) Discuss and approve, by unanimous vote, pursuant to Article 17, items (b) and (o) of the Bylaws of CPFL Energia and pursuant to Resolution 2016096-E of the Board of Executive Officers, in the capacity of controlling shareholder of CPFL Brasil, to revoke the prior approval for contracting of energy purchase and sale operations, under specific conditions, by the Commercialization Companies of the CPFL group;

(vii) Discuss and approve, by unanimous vote, pursuant to item (n), Article 17 of the Bylaws of CPFL Energia and pursuant to Resolution 2016103-E of the Board of Executive Officers, the alteration of the limit of funding approved in the 294th Board meeting, held on May 25, 2016, from up to one billion, five hundred and fifty million reais (R$1,550,000,000.00) to up to two billion, three hundred million reais (R$2,300,000,000.00), for capital raising operations, related to the acquisition of AES Sul Distribuidora Gaúcha de Energia S.A. (“AES Sul”), subject to compliance with certain conditions precedent;

(viii) Discuss and approve, by majority vote, in accordance with the provisions in items (n) and (s) of Article 17 of the Bylaws, and pursuant to Resolution 2016094-E of the Board of Executive Officers, the offering of personal guarantee, by CPFL Energia, for the issue of debentures of CPFL Energias Renováveis S.A. (“CPFL Renováveis”), in the amount of up to four hundred million reais (R$400,000,000.00), recording that a previous issue of Promissory Notes maturing in one hundred and eighty (180) days, in the same commercial conditions, may be carried out if the term mentioned in Article 9 of ICVM 476/2009 is met, in which case, after such term, the Promissory Notes would be settled using the proceeds from the Debentures Issue, and recommend to the directors nominated by the Company in the Board of Directors of CPFL Renováveis to vote for approval of said issue of debentures;

The detailed characteristics of the operations mentioned in items (vii) and (viii) above will be further submitted to approval of the Board, in compliance with the applicable legal and regulatory provisions.

(ix) Discuss  and recommend that the directors nominated by the Company to the Boards of Directors of the subsidiaries vote for approval of the following items: (ix.i) Centrais Elétricas da Paraíba S.A. – Epasa (“Epasa”): Execution of energy purchase and sale agreements (a) with Tradener Ltda. – Resolution 2016100-E of the Board of Executive Officers and (b) with Petróleo Brasileiro S.A. – PETROBRAS – Resolution 2016099-E of the Board of Executive Officers, and record that the director Martin Roberto Glogowsky abstained from discussing and voting on the sale of energy to PETROBRAS, as he is a Related Party of PETROS, a shareholder of Bonaire Participações S.A. and quotaholder of Energia São Paulo Fundo de Investimento em Ações; and (ix.ii) CPFL Renováveis: (a) Issue of Debentures and Contracting of a Working Capital Facility through Bank Credit Notes or Promissory Notes – Resolution 2016094-E of the Board of Executive Officers; and (b) Capital increase to meet the exercise of options under the Stock Option program and amendment to the Bylaws – Resolution 2016095-E of the Board of Executive Officers;

(x) Take cognizance of the consolidated results for June/2016 (Year-to-Date and Budget vs. Actual) and of the Best Estimate of CPFL Energia and its subsidiaries;

(xi) Consider and discuss, pursuant to item (ac), Article 17 of the Company’s Bylaws, the separate and consolidated interim financial information of CPFL Energia included in the Quarterly Financial Information Form (ITR) for the quarter ended June 30, 2016, as presented by the Accounting Director and Investor Relations Officer, accompanied by the Independent Auditor’s Report issued by Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”);

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93
Company Registry (NIRE) No. 353.001.861-33

(xii) Take cognizance and discuss the progress of the Sustainability Platform, divided into value drivers and indicators to preserve and create value; and

(xiii) Take cognizance and discuss the Annual Internal Audit Plan for 2016 – base January to June 2016.

6. CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and the Secretary. Murilo Cesar L. S. Passos, Décio Bottechia Júnior, Ana Maria Elorrieta, Arnaldo José Vollet, Francisco Caprino Neto, José Florêncio Rodrigues Neto, Martin Roberto Glogowsky and Gisélia Silva.

This is a free English translation of the original minutes drawn up in the Book of Meetings of the Board of Directors no. 7, pages 25 to 28.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 15, 2016

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.